VIA EDGAR

February 13, 2013

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Attn: Division of Corporation Finance,

Re: SaaSMAX, Inc.

File No. 333-174403

Dear Ladies and Gentlemen:

At the request of SaaSMAX, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated February 12, 2013 from Mark P. Shuman of the Commission to Dina Moskowitz, Chief Executive Officer of the Company, relating to Post Effective Amendment No.1-A-1 (the "PEA") to the registration statement of the Company filed with the Commission on January 30, 2013.  We have filed simultaneously Amendment No. 2 to the PEA and have attached a marked copy of such Amendment No. 2 indicating the changes that the Company has made to the PEA.

General

 The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

1. Please refer to the comments in our letter dated February 1, 2013 on your form 8-K filed January 28, 2013. All outstanding comments must be resolved before your registration statement is declared effective.

Response

We believe all comments have been resolved.

2. Given the disclosure in Amendment No. 2 to the Form 8-K filed February 12, 2013, provide us with your analysis as to why you have not disclosed the information required by Item 304(b) of Regulation S-K in the post-effective amendment. In preparing your response, please refer to the last sentence of Instruction 1 of the Instructions to Item 304.

Response

The PEA has been amended under the caption "Changes and Disagreements With Accountants".

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

The Bingham Law Group.

By:s/ Brad Bingham

Brad Bingham